UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53434

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2016 (MM/DD/YY) AND ENDING 03/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Selalu Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Nutmeg Ridge Road
(No. and Street)

Ridgefield (City) CT (State) 06877 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna Anderson Schole 203-438-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brace & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

142 Lowell Road, Unit 17 #219 (Address) Hudson (City) NH (State) 03051 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Donna Anderson Schole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Selalu Partners, LLC, as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTEN E PAPUCCI
Notary Public
Connecticut
My Commission Expires Dec 31, 2021

Signature

Managing Member

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SELALU PARTNERS, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED
MARCH 31, 2017
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO SEC RULE 17a-5

SELALU PARTNERS, LLC

Table of Contents

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219   HUDSON, NH 03051   TEL. (603) 889-4243
                                                                FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Selalu Partners, LLC

We have audited the accompanying statement of financial condition of Selalu Partners, LLC as of March 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Selalu Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Selalu Partners, LLC as of March 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I, II, III and IV have been subjected to audit procedures performed in conjunction with the audit of Selalu Partners, LLC's financial statements. The supplemental information is the responsibility of Selalu Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II, III and IV are fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Hudson, NH
May 17, 2017

SELALU PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2017

ASSETS

Cash	$	23,681
Prepaid expenses		4,919
Total assets	$	28,600

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	2,551
MEMBER'S EQUITY		26,049
Total Liabilities and member's equity	$	28,600

The accompanying notes are an integral part of these financial statements.

SELALU PARTNERS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2017

REVENUES:		
Commissions	$	179,506
Interest		45
Total revenues		179,551
EXPENSES:		
Comissions		131,598
Regulatory fees		7,281
Communications		5,502
Other operating expenses		37,108
Total expenses		181,489
NET LOSS	$	(1,938)

The accompanying notes are an integral part of these financial statements.

SELALU PARTNERS, LLC

**STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2017**

MEMBER'S EQUITY, APRIL 1	$	25,987
Net loss		(1,938)
Member contribution		2,000
MEMBER'S EQUITY, MARCH 31	$	26,049

The accompanying notes are an integral part of these financial statements.

4

SELALU PARTNERS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2017

OPERATING ACTIVITIES:		
Net loss	$	(1,938)
Adjustments to reconcile net loss to		
net cash used by operating activities:		
Increase in prepaid expenses		(165)
Increase in accounts payable and accrued expenses		350
Net cash used by operating activities		(1,753)
FINANCING ACTIVITIES:		
Member contribution		2,000
NET INCREASE IN CASH		247
CASH AT BEGINNING OF YEAR		23,434
CASH AT END OF YEAR	$	23,681
SUPPLEMENTAL CASH FLOWS DISCLOSURES:		
Income tax payments	$	-
Interest payments	$	4

The accompanying notes are an integral part of these financial statements.

SELALU PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2017

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was organized on July 28, 2000 as a Delaware limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a limited purpose broker-dealer whose primary activity is the marketing of hedge fund programs. As a limited liability company the members' liability is limited to their investment.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment
Acquisitions of furniture and equipment are recorded at cost. Improvements and replacements of furniture and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of furniture and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statements of income and retained earnings. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method. There was no depreciation expense for the year ended March 31, 2017.

NOTE 2 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $21,130 at March 31, 2017, which exceeded required net capital of $5,000 by $16,130. The ratio of aggregate indebtedness to net capital at March 31, 2017 was .12 to 1.

NOTE 3 -   INCOME TAXES

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's management believes it is no longer subject to income tax examinations for years prior to 2014.

NOTE 4 -   CONCENTRATION OF BUSINESS RISK

During the year ended March 31, 2017 two customers accounted for 99% of revenue.   The Company expects to continue to conduct business with these client during fiscal 2018.

NOTE 5 – SUBSEQUENT EVENTS

Events of the Company subsequent to March 31, 2017 have been evaluated through May 17, 2017, which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended March 31, 2017. No such events were identified.

SELALU PARTNERS, LLC

SUPPLEMENTARY SCHEDULES

FOR THE PERIOD ENDED MARCH 31, 2017

SELALU PARTNERS, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2017

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	26,049
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Prepaid expenses		4,919
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	$	21,130
Haircuts on securities positions		-
NET CAPITAL	$	21,130
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses		2,551
TOTAL AGGREGATE INDEBTEDNESS	$	2,551
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum dollar net capital requirement	$	5,000
Excess net capital		16,130
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement		15,130
Percentage of aggregate indebtedness to net capital		12.07%

There is no material difference in the above computation and the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of March 31, 2017.

SCHEDULE II

SELALU PARTNERS, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

MARCH 31, 2017

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

SELALU PARTNERS, LLC

**SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTION ACCOUNTS**

MARCH 31, 2017

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

SELALU PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2017

Selalu Partners, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243
FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Selalu Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Selalu Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Selalu Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Selalu Partners, LLC stated that Selalu Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Selalu Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Selalu Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

May 17, 2017

SELALU PARTNERS, LLC

EXEMPTION REPORT

Firm Assertions

We confirm, to the best of our knowledge and belief, that:

1. The Firm claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(i) throughout the fiscal year April 1, 2016 to March 31, 2017.

2. The Firm met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the fiscal year April 1, 2016 to March 31, 2017.

Signed: _Aschou_

Title: _Managing Member_

Date: _5/17/17_